UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ x ] Annual report pursuant to Section 15(d) of the Securities
[ ] Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ________________

Commission File Number 0-13089

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

WHITNEY BANK
SAVINGS PLUS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY,
SUCCESSOR TO WHITNEY HOLDING CORPORATION
P. O. BOX 4019
GULFPORT, MISSISSIPPI 39501
Explanatory Note:

Hancock Holding Company (the "Company") is filing this Form 11-K as Successor to the Whitney National Bank Savings Plus Plan. As previously disclosed, effective June 4, 2011, the Company completed its merger (the "Merger") with Whitney Holding Corporation ("Whitney"), pursuant to an Agreement and Plan of Merger, dated as of December 21, 2010 (the "Merger Agreement") between the Company and Whitney. At closing, Whitney merged with and into the Company, with the Company surviving the Merger as the surviving corporation. Pursuant to the Merger Agreement, holders of Whitney common stock have a right to receive .418 of a share of common stock of the Company for each share of Whitney common stock held immediately prior to the effective time of the Merger, plus cash in lieu of fractional shares. Simultaneous with the Merger, Whitney National Bank, a national banking association and wholly owned subsidiary of Whitney, merged with and into Hancock Bank of Louisiana, a Louisiana banking organization and wholly owned subsidiary of the Company, with Hancock Bank of Louisiana surviving the merger and continuing its corporate existence under the name "Whitney Bank."

The Whitney Bank Savings Plus Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Plan for the fiscal year ended December 31, 2011 prepared in accordance with the financial reporting requirements of ERISA.

WHITNEY BANK SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
December 31, 2011 and 2010

Whitney Bank Savings Plus Plan
Index
December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits at December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2011	3
Notes to Financial Statements, December 31, 2011 and 2010	4–11
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011	12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Whitney Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Whitney Bank Savings Plus Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 28, 2012

Whitney Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value	$140,360,632	$139,593,150
Notes receivable from participants	2,914,264	2,958,286
Contributions receivable	1,638,343	2,741,876
Dividends and interest receivable	-	14,623
Due from broker for securities sold	44,790	-
Total assets	144,958,029	145,307,935

Liabilities	-	-
Net assets available for plan benefits, at fair value	144,958,029	145,307,935

Adjustment from fair value to contract value for indirect interest in
benefit-responsive investment contracts	(848,448)	(428,810)
Net assets available for plan benefits	$144,109,581	$144,879,125

The accompanying notes are an integral part of these financial statements.

Whitney Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2011

Investment income (loss)
Net depreciation in fair value of investments	$ (4,050,666)
Dividends	2,504,447
Interest	479
Total investment income (loss)	(1,545,740)

Interest income from notes receivable from participants	137,596

Contributions
Employer	7,192,347
Employee	8,411,480
Rollover	298,565
Total contributions	15,902,392
Total additions	14,494,248

Benefits paid to participants	15,244,562
Administrative expenses	19,230
Total deductions	15,263,792
Decrease in net assets available for plan benefits	(769,544)
Net assets available for plan benefits
Beginning of year	144,879,125
End of year	$144,109,581

The accompanying notes are an integral part of these financial statements.

Whitney Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Plan Description

General
The following description of the Whitney Bank Savings Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. This Plan description reflects amendments to certain administrative and other provisions of the Plan related to the merger of Whitney Holding Corporation with Hancock Holding Company discussed below. On December 29, 2011, the Plan’s name was changed from the Whitney National Bank Savings Plus Plan to its current name. The Plan has also been amended since December 31, 2010 to comply with certain provisions of the Pension Protection Act of 2006 and other laws.

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Merger of Whitney Holding Corporation with Hancock Holding Company
On June 4, 2011 (the “Merger Date”), Whitney Holding Corporation, the parent of Whitney National Bank (“Legacy Whitney”), completed its merger with and into Hancock Holding Company (“Hancock”). Simultaneous with the merger, Legacy Whitney merged with and into Hancock Bank of Louisiana, a wholly owned subsidiary of Hancock, with Hancock Bank of Louisiana surviving the merger and continuing its corporate existence under the name “Whitney Bank” (the “Bank”). The Plan will continue for a period of time to be determined by Hancock under substantially the same terms and conditions as existed prior to the merger. Shares of Whitney Holding Corporation’s common stock held as plan investments were exchanged for Hancock common shares at the exchange ratio specified in the merger agreement, and the option to invest in Whitney Holding Corporation common stock was replaced with the option to invest in Hancock common stock.

Plan Administration
Hancock Bank, a wholly-owned subsidiary of Hancock, administers the Plan acting through its Human Resources Department. During 2011, Whitney Bank, through its Trust and Asset Management Group, served as Trustee for the Plan. Effective January 1, 2012, the Plan was amended and Hancock Bank assumed the role of Trustee for the Plan. The Plan’s employee account record maintenance function is performed by an outside service organization, Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), which also functions as custodian.

Contributions
Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, subject to certain limitations. The Bank matches the participant’s eligible contributions dollar for dollar up to 4% of the participant’s compensation. The foregoing provisions qualify the Plan as a Safe Harbor Plan in 2011 and 2010. Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution. The Plan Administrator may also allow participants to contribute or roll over assets attributable to their pre-tax contributions from another qualified employee benefit plan. The Plan was amended in 2008 to authorize Legacy Whitney to make discretionary contributions, beginning in 2009, on behalf of participants in the Plan who are either (i) ineligible to participate in the Legacy Whitney qualified defined-benefit pension plan or (ii) subject to the freeze in benefit accruals under that defined-benefit plan. The discretionary contribution for a Plan year is up to 4% of the covered participants’ eligible compensation for such year and is allocated only to participants who are employed on the first and last day of the plan year or who terminated employment due to death, disability or retirement on or after normal retirement age. The Bank and Legacy Whitney authorized discretionary contributions totaling $3,036,030 for the 2011 Plan year ($1,397,687 of which was paid in 2011), and Legacy Whitney authorized a discretionary contribution of $2,741,876, for the 2010 Plan year, all of which was paid in 2011.

Vesting
Participants vest immediately in their voluntary contributions, matching Bank contributions and investment earnings. Participants vest in their allocated discretionary contribution accounts only after they have completed three years of eligible service, subject to earlier vesting in the case of retirement, death, disability or a reduction in force that occurs after the date of the merger and prior to December 31, 2012. The Plan was amended on February 22, 2011, to provide for the immediate vesting of the discretionary contribution authorized by Legacy Whitney with respect to the 2011 Plan year regardless of a participant’s completed years of service.

Forfeitures
At December 31, 2011 and 2010, forfeited nonvested accounts totaled approximately $43,000 and $29,000, respectively.  Forfeitures can be used to either reduce future employer contributions or pay administrative expenses.  However, in 2011, no forfeitures were used to reduce employer contributions or pay administrative expenses.

Benefits
Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate service or in the event of death, disability or retirement. Participants may also transfer their account balance to another tax deferred qualified plan. A lump-sum distribution is subject to certain taxes and penalties imposed by the IRC and to the Plan’s rules regarding the availability of distributions. In certain circumstances, participants who are actively employed may request a hardship withdrawal from their account, but the participant may be subject to Federal and State income taxes and the imposition of a penalty tax on such withdrawals for the year of distribution. The Plan has adopted the hardship withdrawal provisions of the Katrina Emergency Tax Relief Act (“KETRA”). The Plan also allows certain withdrawals by actively employed participants who are at least 59-1/2 years of age.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions, allocated discretionary contributions by the Bank and investment income, gains and losses.

Participation
Prior to the merger, salaried employees of Legacy Whitney who completed six months or more of employment were eligible to participate in the Plan. Legacy Whitney employees who were participants at the Merger Date and continue to satisfy the eligibility criteria will remain participants after the Merger Date if they are employed by the Bank, Hancock Bank, or certain other affiliates of the Bank. Legacy Whitney employees who were not participants at the Merger Date and employees hired after the Merger Date but before October 1, 2011 through a Legacy Whitney location can become eligible to participate in the Plan after meeting the eligibility conditions, provided they are employed by the Bank, Hancock Bank, or certain other affiliates of the Bank and would have been classified as of September 30, 2011 as a salaried employee under Legacy Whitney standards. Participation in the Plan was frozen to new participants effective October 1, 2011.

Notes Receivable from Participants
Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence. Plan amendments in response to KETRA temporarily increased the loan limit for qualified participants to $100,000, allowed them to borrow up to 100% of their account balances and relaxed certain loan terms. The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan Administrator on a uniform and consistent basis. The interest rate on outstanding loan balances ranged between 4.25% and 9.25% for 2011 and 2010. Principal and interest is paid ratably through payroll deductions. Upon origination of a loan, participants are charged an administrative fee. Loan fees are reflected in administrative expenses. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

Investment Options
Under the provisions of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested. Employees may choose from a number of registered investment company investments, e.g. mutual funds, a stable value fund and the common stock of Hancock or, before the Merger Date, Whitney Holding Corporation (“Employer Securities Fund”).

Cash and Cash Equivalents
From time to time, the Employer Securities Fund holds cash to meet certain distributions and, on a short-term basis, pending investment in additional Hancock stock. During 2011 and 2010, most of the cash held by the Employer Securities Fund was invested in short-term institutional money market funds earning market rates of interest.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments are stated at fair value. See Note 5 for discussion of fair value measurements and required disclosures.

Financial Accounting Standards Board (“FASB”) guidance states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. The statements of net assets available for plan benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
Interest income is recorded on an accrual basis.

Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses
Under the Plan, as amended, the Plan Administrator may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law. This election can be made annually and need not be the same each year. Substantially all of the administrative expenses of the Plan were borne by the Bank in 2011.

Certain asset management fees are imposed under each of the investment options offered by the Plan. These management fees are charged against the return earned by the applicable investment option. In general, no sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan. One of the registered investment company investment options deducts a trading fee when shares are held fewer than 90 days.

Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
In May 2011, the FASB issued updated guidance to achieve common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles and international financial reporting standards. Certain provisions clarify the Board’s intent about the application of existing fair value measurement and disclosure, while others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Plan’s financial statements.

3.	Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2011 and 2010:

	2011	2010

Fidelity Advisor Stable Value Portfolio: Class I, at contract value	$25,728,330	$22,501,216
Employer Securities Fund (including cash of $1,092 and $655,614,
respectively, at December 31, 2011 and 2010)	18,346,508	21,299,290
Fidelity Capital Appreciation Fund	15,132,181	16,810,263
Fidelity Contrafund	14,380,929	15,240,271
Fidelity Advisor Equity Income Fund: Institutional Class I	11,488,401	12,691,304
Oakmark Equity & Income Fund - Class I	7,978,450	8,136,164

During 2011, the Plan’s investments (including gains and losses on investments bought, sold, transferred in, and held during the year) depreciated in value by a net $4,050,666 as follows:

Year Ended
December 31,
2011

Investments in Registered Investment Companies	$(3,522,822)
Investment in Common/Collective Trust	348,546
Investment in Employer Securities Fund	(876,390)
Net Change in Fair Value	$(4,050,666)

4.	Employer Securities Fund

The Employer Securities Fund held common stock of the Bank’s parent, Hancock Holding Company, at December 31, 2011 and common stock of Legacy Whitney’s parent, Whitney Holding Corporation, at December 31, 2010, as shown in the following table:

	2011	2010

Number of shares held	573,832	1,458,917
Market value of shares	$18,345,416	$20,643,676
As a % of fair value of the Plan's total investments	13.07%	14.79%
As a % of the outstanding common shares of the respective company	0.68%	1.51%

5.	Fair Value

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This accounting guidance also emphasizes that fair value is a market-based measurement and not an entity-specific measurement and established a hierarchy to prioritize the inputs that can be used in the fair value measurement process. The inputs in the three levels of this hierarchy are described as follows:

Level 1
Quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices. This would include quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs, to the extent that observable inputs are unavailable. This allows for situations in which there is little or no market activity for the asset or liability at the measurement date.

The Plan’s investments in registered investment companies (e.g., mutual funds) are valued using the Net Asset Value ("NAV") of shares held by the Plan at year end. The Plan’s investment in common/collective trusts consists of an investment in a stable value fund. The stable value fund invests primarily in high-quality debt securities and enters into contracts designed to allow the fund to maintain a constant NAV and provide other portfolio protection. The fair values of the underlying assets of the stable value fund were based on either quoted prices in active markets or observable inputs or quotations from inactive markets. The Plan obtains the fair value of its investment in the stable value fund from the fund’s administrator. The stable value fund has daily liquidity and is not subject to any redemption restrictions at the measurement date.  The fair value of the Plan’s Employer Securities Fund investment represents the value of the common shares held based on the closing price reported on the exchange on which the shares are traded plus any cash held by the fund.

The following tables below present, by level within the fair value hierarchy, the Plan’s investments at fair value at December 31, 2011 and 2010.

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2011
Registered Investment Companies:
U.S. equity - large cap funds	$ 46,644,528	$ -	$ -	$ 46,644,528
U.S. equity - mid cap funds	7,849,133	-	-	7,849,133
U.S. equity - small cap funds	4,447,328	-	-	4,447,328
Foreign equity - large cap fund	3,548,568	-	-	3,548,568
Target date retirement funds	12,977,762	-	-	12,977,762
Taxable bond funds	11,560,849	-	-	11,560,849
Fixed income fund	430,728	-	-	430,728
Balanced fund	7,978,450	-	-	7,978,450
Common Collective Trust	-	26,576,778	-	26,576,778
Employer Securities Fund	18,346,508	-	-	18,346,508
Total investments at fair falue	$113,783,854	$ 26,576,778	$ -	$ 140,360,632

December 31, 2010
Registered Investment Companies:
U.S. equity - large cap funds	$ 50,537,992	$ -	$ -	$50,537,992
U.S. equity - mid cap funds	8,095,419	-	-	8,095,419
U.S. equity - small cap funds	4,429,151	-	-	4,429,151
Foreign equity - large cap fund	4,380,471	-	-	4,380,471
Target date retirement funds	9,806,587	-	-	9,806,587
Taxable bond funds	9,784,664	-	-	9,784,664
Fixed income fund	193,386	-	-	193,386
Balanced fund	8,136,164	-	-	8,136,164
Common Collective Trust	-	22,930,026	-	22,930,026
Employer Securities Fund	21,299,290	-	-	21,299,290
Total investments at fair falue	$116,663,124	$ 22,930,026	$ -	$ 139,593,150

6.	Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust and common stock. Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts to be reported in the statements of net assets available for plan benefits for future periods.

7.	Related Party Transactions

The Plan invests in shares of registered investment companies and units of a common/collective trust that are managed by an affiliate of Fidelity, and in Hancock Holding Company common stock or, before the Merger Date, Whitney Holding Corporation common stock. Fidelity is the record keeper and custodian as defined by the Plan and Hancock Holding Company is the Bank's parent and Whitney Holding Corporation was Legacy Whitney’s parent. Therefore, these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules. Additionally, notes receivable from participants are related party transactions which are also exempt from the prohibited transaction rules.

8.	Tax Status

The Plan has received a favorable determination letter dated June 11, 2008, stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and the related trust is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. The Plan has adopted the authoritative guidance for uncertainty in income taxes and the Plan’s management has determined that the adoption of this authoritative guidance had no impact on the financial statements. No provision for income taxes or uncertain tax positions have been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	Plan Termination

While it has not expressed any intention to do so, the Board of Directors shall have the right, at any time, to terminate the Plan, in whole or part, by delivering written notice to the Trustee of such termination. In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Plan Administrator, either (1) distribute the Plan’s assets to participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$144,109,581	$144,879,125
Less: Contributions receivable	(1,638,343)	(2,741,876)
Less: Amounts allocated to withdrawing participants	-	(85,861)
Adjustment from contract value to fair value	848,448	428,810
Net assets available for benefits per the Form 5500	$143,319,686	$142,480,198

The following is a reconciliation of employer contributions per the financial statements to the Plan's Form 5500:

Employer contributions per the financial statements	$7,192,347
Less: 2011 contributions receivable	(1,638,343)
Add: 2010 contributions receivable	2,741,876
Employer contributions per the Form 5500	$8,295,880

Whitney Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011 to Form 5500:

Benefits paid to participants per the financial statements	$15,244,562
Add: Amounts allocated to withdrawing participants at December 31, 2011	-
Less: Amounts allocated to withdrawing participants at December 31, 2010	(85,861)
Benefits paid to participants per Form 5500	$15,158,701

The following is a reconciliation of net appreciation (depreciation) per the financial statements for the year ended December 31, 2011 to the Form 5500:

Net Appreciation (depreciation) in fair value of investments per the financial statements	($4,050,666)
Add: 2011 Adjustment from contract value to fair value	848,448
Less: 2010 Adjustment from contract value to fair value	(428,810)
Net Appreciation (depreciation) in fair value of investments
per the Form 5500	($3,631,028)

11.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, except as follows:

The Plan Agreement was amended effective January 1, 2012 as discussed in Note 1, Plan Description, under the heading "Plan Administration."

The Plan received a new favorable determination letter dated June 13, 2012.

Whitney Bank Savings Plus Plan
EIN 72-0352101, Plan Number 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

		(c)
		Description of
		investment including
		maturity date, rate of		(e)
	(b)	interest, collateral, par	(d)	Current
(a)	Identity of issue, borrower, lessor or similar party	or maturity value	Cost **	Value

	Federated Mid Cap Index Fund	Registered investment company		$ 5,098,079
*	Fidelity Advisor Equity Income Fund: Institutional Class I	Registered investment company		11,488,401
*	Fidelity Advisor Intermediate Bond Fund: Class I	Registered investment company		5,409,547
*	Fidelity Advisor Value Strategies Fund: Class I	Registered investment company		2,751,054
*	Fidelity Capital Appreciation Fund	Registered investment company		15,132,181
*	Fidelity Contrafund	Registered investment company		14,380,929
*	Fidelity Four-in-One Index Fund	Registered investment company		671,936
*	Fidelity Freedom Income Fund	Registered investment company		430,728
*	Fidelity Freedom 2000 Fund	Registered investment company		251,660
*	Fidelity Freedom 2005 Fund	Registered investment company		243,546
*	Fidelity Freedom 2010 Fund	Registered investment company		1,055,357
*	Fidelity Freedom 2015 Fund	Registered investment company		3,071,901
*	Fidelity Freedom 2020 Fund	Registered investment company		2,250,104
*	Fidelity Freedom 2025 Fund	Registered investment company		1,887,403
*	Fidelity Freedom 2030 Fund	Registered investment company		1,500,755
*	Fidelity Freedom 2035 Fund	Registered investment company		792,706
*	Fidelity Freedom 2040 Fund	Registered investment company		776,161
*	Fidelity Freedom 2045 Fund	Registered investment company		532,511
*	Fidelity Freedom 2050 Fund	Registered investment company		615,658
*	Fidelity Strategic Income Fund	Registered investment company		3,119,032
*	Spartan U.S. Bond Index	Registered investment company		2,069,670
*	Spartan U.S. Equity Index Fund - Investor Class	Registered investment company		4,971,081
*	Spartan International Index Fund - Investor Class	Registered investment company		3,548,568
	Oakmark Equity & Income Fund - Class I	Registered investment company		7,978,450
	Wells Fargo Advantage Small Cap Value Fund - Class Z	Registered investment company		3,576,583
	PIMCO Low Duration Fund - Administrative Class	Registered investment company		962,600
	Columbia Small Cap Index Fund - Class Z	Registered investment company		870,745

	Subtotal Registered Investment Companies			95,437,346

*	Fidelity Advisor Stable Value Portfolio: Class I	Common/Collective Trust		26,576,778

*	Hancock Holding Company	Employer Securities Fund		18,345,416
*	Cash			1,092
	Subtotal Employer Securities Fund			18,346,508
	Total investments			140,360,632

*	Notes receivable from participants	4.25% - 9.25%
		2011 - 2021		2,914,264
				$ 143,274,896
*Denotes party-in-interest
**Cost information not required for participant directed investments under an individual account plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Whitney Bank Savings Plus Plan

Date: June 28, 2012	By: /s/ Catherine Gray
Catherine Gray Plan Administrator